

Mail Stop 3030

September 24, 2009

Pioneer Corporate Services
As Agent for Service for Asian Financial, Inc.
214 W. Lincolnway
Suite 23
Cheyenne, Wyoming 82001

> **Re:** **Asian Financial, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 9, 2009**
> **File No. 333-161813**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. Please confirm that preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a *bona fide* estimate of the public offering price within that range and other information that was left blank throughout the document. Also, note that we may have additional comments after you file all exhibits.

2.   Please revise the legend on your prospectus cover to indicate clearly that the Commission has not approved or disapproved of the securities. See Regulation S-K Item 501(b)(7).

Graphics

3.   Refer to your letter to us dated September 21, 2009. Please confirm that the name that you use in your prospectus artwork is the registrant's name at the time of your offer and sale of the securities.

Industry, page 2

4.   Regarding the industry data mentioned in your letter to us dated September 21, 2009, please tell us:

   •   whether you commissioned the preparation of any of the data;
   •   the nature of any relationships between you and the sources of the data; and
   •   how you confirmed that the data reflects the slowdown that you mention on page 22.

5.   Please tell us how your prospectus reflects the first and second full paragraphs on page 76 of Attachment 3 to your letter to us dated September 21, 2009. Also, please provide us with complete copies of the reports mentioned in the attachments to your September 21, 2009 letter.

Internal Control Over Financial Reporting, page 43

6.   Please revise your discussion of internal control over financial reporting on page 44 to include disclosures that are consistent with pages 50 and 51 of your Form 10-K for the fiscal year ended June 30, 2009, including whether you have concluded that internal control over financial reporting was effective or ineffective at June 30, 2009.

Revenue, page 57

7.   Please tell us, with a view toward clarified disclosure, the extent that your increase in revenues due to volume changes is caused by relatively small changes in the volume of presses sold with a high price or by large changes in the volume of presses sold with a low price.

Liquidity and Capital Resources, page 64

8.   Please file as exhibits your July 2009 loan agreements with the Bank of Agriculture mentioned in the penultimate paragraph of this section.

Capital Expenditures, page 68

9.   Please tell us the status of your acquisition of the technology for the cold-set
corrugated printing business. Also tell us why you deleted the disclosure
regarding the acquisition.

Compensation Discussion and Analysis, page 109

10.   Please expand this section to provide the disclosure required by Item 402(b) of
Regulation S-K regarding the salary and bonus of Xiqing Dao for the fiscal year
ended June 30, 2009.

Review, Approval or Ratification of Transactions with Related Persons, page 120

11.   Please expand this section to provide the disclosure required by Item 404(b)(1)(ii)
of Regulation S-K regarding the standards to be applied.

Description of Securities, page 130

12.   Please update to reflect the proposals in your recently filed preliminary proxy
statement. Also, add appropriate risk factors.

Note 16. Subsequent Events, F-26

13.   Please tell us whether you issued any consideration for the renewals of the bank
loans discussed in Note 16 on page F-26. Clarify the accounting for such
consideration, if any.

Signatures

14.   Please indicate below the second paragraph of text required on the signatures page
who is signing your registration statement in the capacity of principal accounting
officer or controller.

Exhibit 5.1

15.   Please tell us when the shares that Asian Financial is offering in this transaction
were issued as indicated in this exhibit. Also, please file an updated opinion after
you amend your registration statement to disclose the number of shares to be sold
in the offering.

Form 10-K for the fiscal year ended June 30, 2009

Exhibit 31

16.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual's title.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Man Chiu Lee, Esq.